PETROSONIC ENERGY, INC.

October 21 , 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Petrosonic Energy, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 27, 2013
File No. File No. 333-186580
Amendment No. 2 to Form 10-K for the Fiscal Year Ended
December 31, 2012
Filed September 27, 2013
File No. 000-53881

Dear Mr. Reynolds:

This letter is in response to your letter dated October 12, 2013 to Petrosonic Energy, Inc. (the “Company”) regarding Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For your ease of reference, we have repeated the comments included in your letter immediately above each response. In conjunction with this letter, the Company has filed amendment number 4 to the Registration Statement (the “Amendment”) and amendment number 3 to the Form 10-K (the “10-K Amendment”) for your review.

General

1. We reissue comment 6 of our letter dated August 14, 2013. We note that Tobin Smith with ChangeWave, Inc., dba NBT Communications, disseminated a newsletter regarding the company’s prospects in the energy and oil fields. We also note the disclosure in the newsletter concerning forward looking statements that “Petrosonic Energy Inc. notes that statements contained herein that look forward in time, which include everything other than historical information, involve risks and uncertainties that may affect the Company’s actual results of operations ….” Please advise us whether the company, or any of its affiliates, contributed information to, or assisted in the production of, or had any participation in, or financed the newsletter in anyway. Specifically address whether the company compensated ChangeWave, Inc., Beaumont Media LLC or Belmont Group Ltd. for disseminating the newsletter. We may have further comment.

Neither the Company nor any of its officers or directors contributed information to, or assisted in the production of, or had any participation in, or financed the newsletter in any way. Furthermore, the company did not compensate Tobin Smith, ChangeWave, Inc., NBT Communications, Beaumont Media LLC or Belmont Group Ltd. for disseminating the newsletter.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

October 21 , 2013

Prospectus Summary

2. We note your disclosure in the Prospectus Summary that Mr. Agolli owns 3,779,500 shares of Sonoro as of June 30, 2013 and that during 2011 he provided business development consulting services to Sonoro. Please revise this section to also indicate that Mr. Agolli was the co-founder of Sonoro Energy Ltd. and provides consulting to Sonoro from time to time, if true. Please revise your prospectus to clarify all the affiliations and/or connections between Mr. Agolli, Sonoro Energy Ltd. and the company.

We have revised the disclosure, as you requested. Please see pages 5, and 40 of the Amendment. Mr. Agolli has no other affiliations or connections with Sonoro Energy Ltd. other than those that have been disclosed in the Amendment. He has not provided consulting services to Sonoro Energy Ltd, since 2011.

3. Please revise to indicate the amount of barrels of oil the company has emulsified since June 2013.

We have revised the disclosure, as you requested. Please see pages 5 and 27 of the Amendment.

Risk Factors, page 4

4. Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors “We may not have sufficient crude oil to be able to run our Albania facility at full capacity”, “Management of our company is within the control of the board of directors and officers. You should not purchase …”, “Because we are a small, unproven company, stockholders may find it difficult to sell their common stock in the public markets”, and “If we issue additional shares in the future, it will result in the dilution of our existing shareholders” more prominently in the risk factor section.

We have revised the disclosure, as you requested. Please see pages 9 and 10 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

5. Please revise to clarify that the company was a shell company prior to the acquisition of assets from Sonoro Energy Ltd. on July 27, 2012.

We have revised the disclosure, as you requested. Please see pages 5, 19 and 26 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

October 21 , 2013

Results of Activities For the Years Ended December 31, 2012 and 2011, page 18

6. We note the company’s statement that it paid advertising and promotion fees for the period ended December 31, 2012 of $49,059. Please supplementally advise us in detail who conducted the advertising and promotion campaigns, how the advertising and promotions were conducted, and what were the objectives for the advertising campaigns. Also advise us whether the company conducted any advertising and/or promotions in the period ended June 30, 2013 and the amount of the advertising and promotions. Please also provide the noted information if the company conducted any advertising and/or promotions during the period ended June 30, 2013.

$37,500 of this expense was paid to 314 Finance Corp., a Canadian investment banking firm retained by the Company to help the Company increase its exposure to institutional and retail investors. The Company terminated the agreement with 314 Finance Corp. in January 2013. The Company also paid $1,621 to PVS Video for services related to the production of a video demonstrating the sonicator for the Company’s website; $1,000 was paid to Vulcan Communications, a newswire service, for the publication of press releases; $3,500 was paid to LD Micro as a registration fee for a conference held in December 2012; $3,703 was paid to CNW, a Canadian newswire service, for the publication of press releases; $1,650 was paid to an individual for design of the Company’s website; and $85 was paid to Adnet for website maintenance. Other than services for website maintenance and press releases, the Company did not incur material advertising and promotion expenses during the period ended June 30, 2013.

Liquidity and Capital Resources, page 21

7. We note your revised disclosure in response to comment 20 of our letter dated August 24, 2013 and we reissue the comment. Please revise to address your specific need for additional funding for the $1.7 million needed to complete the construction of the heavy oil de-asphalting facility in Albania. In this regard, we note your general disclosure that you may not have the resources to complete the facility but not the specific amount required in the context of this liquidity discussion.

We have revised the disclosure, as you requested. Please see page 25 of the Amendment.

Business, page 23

8. Please briefly state the amount of shares of Sonoro Energy Mr. Agolli exchange for the 20,000,003 shares of the company’s common stock on April 17, 2012.

Mr. Agolli did not exchange any shares of Sonoro Energy Ltd. stock in exchange for shares of the Company’s common stock.

The Industry, page 27

9. We partially reissue comment 24 of our letter dated August 24, 2013. Please revise to provide the basis for your statements under the Global Need, Supply and Production heading. In this regard, we continue to note statements that lack support, such as “light crude oil has been abundantly available and has easily met world demand” and “demand for crude oil substantially increased” by 2007.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

October 21 , 2013

We provided the support for this statement as an enclosure to our letter to you dated September 26, 2013. Please see the paragraph highlighted in yellow immediately following the heading “Introduction” on the page numbered 1 to the U.S.G.S. Open File-Report 2007-1084 which states:

Until recent years conventional, light crude oil has been abundantly available and has easily met world demand for this form of energy. By year 2007, however, demand for crude oil worldwide has substantially increased, straining the supply of conventional oil. This has led to consideration of alternative or insufficiently utilized energy sources, among which heavy crude oil and natural bitumen are perhaps the most readily available to supplement short- and long-term needs.

Oil Sands Production in Canada, page 29

10. We note your response to comment 25 of our letter dated August 24, 2013 that you are in the process of testing the theory that taking the bitumen and diluents out of the waste oil in the tailing ponds is substantially similar to removing impurities from the bitumen. Please revise to clearly indicate that it may not be possible to economically remove the bitumen and diluents out of the waste oil in the tailings ponds.

We have revised the disclosure, as you requested. Please see page 32 of the Amendment.

Properties, page 36

11. We note your revised disclosure in response to comment 27 of our letter dated August 24, 2013. Please revise where necessary to disclose your principal offices. For instance, it appears you have listed StoryCorp.’s address as the registrant’s principal office address. Your Form 10-K indicates that your head office is located at Suite 204, 205 – 9th Avenue SE, Calgary, AB Canada. Please revise both documents as appropriate.

The cover page to the Form 10-K was prepared prior to the change of the Company’s address. All of the filings made from July 2013 through the present, including the amendments to the Form 10-K, include the Company’s current address.

Part II

Information Not Required in the Prospectus

Recent Sales of Unregistered Securities

12. We note your response to comment 10 of our letter dated August 14, 2013. Please revise to provide Regulation S-K Item 701 disclosure as applicable.

We have revised the disclosure, as you requested. Please see page 57 and 58.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

October 21 , 2013

Form 10-K for the Fiscal Year Ended 2012

13. Please revise the Form 10-K for the preceding comments, as applicable.

We have filed Amendment No. 3 to the Form 10-K to address comments numbered 2 (page 5), 4 (pages 19 and 20), 5 (pages 6 and 29), 7 (page 32 ) and 10 (page 11).

In responding to your comments, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli
Chief Executive Officer